EXHIBIT 11

                 COMPUTATION OF EARNINGS PER COMMON SHARE

                                     Three Months Ended      Nine Months Ended
                                        September 30,          September 30,
                                    1996         1995        1996        1995
Weighted average number of
  common shares outstanding      10,920,449   7,264,411   10,815,498   6,969,309

Shares issuable pursuant to
  warrants and employee stock
  option plan, less shares
  assumed repurchased at the
  average fair value during the
  period (1)                              -   1,131,123            -   1,131,123
                                -----------   ---------   ----------   ---------

Number of shares for
  computation of earnings
  per share                      10,920,449   8,395,534   10,815,498   8,100,432
                                ===========   =========   ==========   =========


Net income (loss)               $(2,232,000) $  143,000  $(3,532,000) $    5,000

Minority interest (2)                     -       1,000            -     (22,000)
                                -----------  ----------  -----------  ----------

Net income (loss) for
  computation of net income
  (loss) per share              $(2,232,000) $  144,000  $(3,532,000) $  (17,000)
                                ===========  ==========  ===========  ==========


Net income (loss) per
  share (3)                         $ (0.20)     $ 0.02      $ (0.33) $    (0.00)
                                    =======      ======      =======       =====

(1) Excluded in loss periods as impact would be anti-dilutive.
(2) To adjust net income (loss) for minority interest related to the minority shares exchanged.
(3) There is no difference between primary and fully diluted net income (loss) per share.